HIVE Expands NVIDIA Chip Suite to Power AI Boom with $30 Million H100 and H200 GPU Clusters to be Deployed in Quebec

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated September 11, 2024.

Vancouver, British Columbia--(Newsfile Corp. - December 24, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a global leader in sustainable blockchain infrastructure, proudly announces the acquisition and deployment of an additional cluster of cutting-edge NVIDIA H100 GPUs in the Canadian province of Quebec and the newest NVIDIA H200 GPUs, which have shipped to Quebec. This $30 million investment reinforces HIVE's growth position as a leader in the global gig economy and its commitment to driving the digital transformation of artificial intelligence (AI) and high-performance computing (HPC) (all amounts in US dollars, unless otherwise indicated).

Deployment Overview

  NVIDIA H100 cluster: Comprised of 248 GPUs in 32 nodes connected with Infiniband, this cluster has arrived on site in Quebec, has been fully configured and will be operational before the end of 2024. HIVE expects its total annualized run-rate revenue from the HPC business unit to reach approximately $15 million in the next quarter once the H100 cluster is deployed for a customer.

  NVIDIA H200 cluster: Comprised of 508 GPUs in 64 nodes connected with Infiniband, this cluster has been shipped and is expected to arrive in Quebec in early January 2025, with installation and customer deployment planned for calendar Q1 2025. HIVE anticipates total annualized run-rate revenue from this unit to be over $20 million once the H200 cluster is deployed with a customer in calendar Q2 2025. While this business requires much higher upfront infrastructure capital expenditure, it offers significantly higher margins than Bitcoin mining.

Riding the AI Wave: A Sustainable Path to Growth

HIVE's new supercomputing clusters will unlock new revenue opportunities while adhering to the Company's sustainability mission by leveraging 100% renewable energy. These advancements position HIVE to meet the surging global demand for AI computing power.

Key Highlights

  Expanding Revenue Opportunities:
  HIVE anticipates when these clusters are deployed with customers, the HPC services annualized run-rate revenue will be over $20 million by calendar Q2 2025, focusing on high-margin cloud computing and AI model training services.
  Sustainability Leadership:
  The Quebec-based clusters are powered by renewable energy, ensuring environmentally conscious operations alongside technological innovation.
  Rising AI Market Demand:
  With AI adoption growing exponentially-illustrated by OpenAI's revenue surge from $1 billion to $6 billion-HIVE is well positioned to capitalize on the rapidly expanding HPC market for the AI super cycle.

Impact of HIVE's AI Clusters

For Businesses:

  Scalable Solutions: Businesses can leverage HIVE's cloud services for advanced AI computing without heavy upfront investment.
  Innovative Capabilities: HIVE's GPUs support AI model training, real-time analytics, and generative AI solutions, fostering competitive advantages for businesses.

For Society:

  Healthcare: Providing compute capable of accelerating discoveries in diagnostics, treatments, and personalized medicine.
  Education: Providing compute capable of advancing research and providing personalized learning tools powered by AI.
  Creative Industries: Providing compute capable of empowering creators to produce immersive virtual worlds, media, and high-quality graphics.

HIVE's Vision for the Future

Frank Holmes, HIVE's Executive Chairman, stated, "The deployment of our NVIDIA H100 and H200 GPU clusters represents a key progressive step in our HPC strategy and a notable evolution in our business model, as the revenue potential from just 10 MW of HPC NVIDIA chips serving global AI demand is comparable to that of 100 MW of Bitcoin mining."

Mr. Holmes continued, "This expansion highlights the strategic importance of diversifying into high-performance computing to capitalize on the booming AI market while maintaining our commitment to sustainability, innovation and Bitcoin mining for HIVE. As the global demand for AI-driven solutions grows, we are riding the wave with sustainable, high-performance infrastructure that supports industries and society while staying true to our environmental values."

Aydin Kilic, HIVE's President & CEO, added, "Over the past year, we have collaborated closely with NVIDIA and their OEM vendors, conducting thorough technical diligence. This partnership has enabled us to deepen our expertise in operating GPUs for AI compute applications, meeting the stringent uptime requirements for HPC and AI end-users. Notably, we successfully scaled operations to bring over 4,000 NVIDIA A-series cards online, alongside HIVE's initial purchase of 96 NVIDIA H100 GPUs a year ago."

"As a result, our HPC business reached approximately $10 million of annualized run-rate revenue in October and November 2024. Looking forward, we are very excited to build on this momentum and expand our server capacity with next-generation AI compute powered by NVIDIA's latest GPUs, based on NVIDIA reference architecture. Further, we are preparing for the provision of liquid-cooled data center technology in our existing HIVE data centers for the next generation of high-density compute."

Why Investors Should Take Notice

  Participation in the AI Revolution: HIVE is strategically positioned to benefit from the AI boom with its cutting-edge technology and green-powered infrastructure.

  Revenue Growth Potential: HIVE is targeting $100 million in annual revenue by 2025 through its HPC services, and by converting existing Bitcoin mining sites into Tier 3 data center infrastructure.

  Sustainability Advantage: By utilizing renewable energy, HIVE balances profitability with environmental stewardship.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a pioneering technology company advancing sustainable blockchain and AI infrastructure powered by green energy. As the first cryptocurrency miner to go public on the TSX Venture Exchange in 2017, HIVE has grown into a global leader in digital asset mining and HPC computing. With operations in Canada, Sweden, and soon Paraguay, HIVE continues to innovate while reducing its environmental footprint.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast

Director of Marketing and Branding

Frank Holmes

Executive Chairman

Aydin Kilic

President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

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